

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934



TEMBEC INDUSTRIES INC. THIRD QUARTER REPORT 2002

_____
TEMBEC INDUSTRIES INC.
(Translation of registrant's name into English)
_____

_____
800, René-Lévesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9
(Address of principal executive offices)
_____

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____   Form 40-F___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

TEMBEC INDUSTRIES INC.

Management's Discussion and Analysis
for the quarter ended June 29, 2002

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec Industries Inc.'s (Tembec) financial performance during its third quarter and nine month period ended June 29, 2002. The interim MD&A should be read in conjunction with the unaudited interim financial statements for the interim period ended June 29, 2002 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 29, 2001. All references to quarterly or Company information relate to Tembec's fiscal quarters. "EBITDA" refers to earnings before interest and finance items, taxes, depreciation and amortization.

The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec's actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec's continuous disclosure filings.

On November 5, 2001, Tembec purchased the shares of Davidson Industries. The latter operates a hardwood sawmill and a white pine sawmill in Davidson, Quebec and a white pine sawmill in Woodsville, New Hampshire. Total consideration paid was $27.7 million, including the assumption of $25.5 million of indebtedness and the issuance of a non-interest bearing $2.2 million three year note to the vendors. During the June 2002 quarter, Davidson contributed $22.4 million to consolidated gross sales and $0.3 million to EBITDA. During the nine month period ended June 29, 2002, it contributed $56.6 million to consolidated gross sales and $2.1 million to EBITDA.

On April 5, 2002, the Company formed the 50/50 Produits Forestiers Temrex (Temrex) joint venture to consolidate woodlands and sawmill operations in the Gaspé region of the province of Québec. The two partners each invested $32.8 million to capitalize Temrex. The latter then purchased the Company's Nouvelle sawmill assets and related net working capital for $41.8 million. The joint venture also purchased the assets and net working capital of the St. Alphonse sawmill from the other partner for $23.0 million. During the June 2002 quarter, the Company proportionately consolidated 50% of Temrex's financial results, increasing gross sales by $6.7 million and EBITDA by $0.8 million. For the six month period from October 2001 to March 2002, the Nouvelle, QC sawmill had generated sales of $19.2 million and EBITDA of $2.6 million.

OVERVIEW

Quarterly Results ($ millions)

	Fiscal 2001				Fiscal 2002			
	Dec 00	Mar 01	Jun 01	Sept 01	Dec 01	Mar 02	**Jun 02**	Sept 02
Gross Sales	665.8	739.4	729.5	856.1	792.6	848.7	**872.6**	-
Net Sales	600.9	660.1	649.4	747.0	686.0	737.7	**793.9**	-
EBITDA	160.2	122.5	111.8	78.9	60.1	50.0	**91.8**	-
EBITDA Margin	26.7%	18.6%	17.2%	10.6%	8.8%	6.8%	**11.6%**	-
Depreciation & Amortization	43.7	48.8	50.3	60.1	53.8	58.6	**55.6**	-
Interest, FX and Financing	39.6	38.9	58.1	34.7	63.7	71.9	**50.3**	-
Unusual Items	-	-	-	-	-	51.6	**-**	-
Minority Interests	-	-	(0.2)	(0.3)	(0.6)	0.3	**0.6**	-
Pre-Tax Earnings (Loss)	76.9	34.8	3.6	15.6	(56.8)	(132.4)	**14.7**	-
Income Taxes (Recovery)	27.2	14.9	2.5	(20.4)	(17.5)	(37.2)	**(9.9)**	-
Net Earnings (Loss)	49.7	19.9	1.1	4.8	(39.3)	(95.2)	**(4.8)**	-

June quarter 2002 vs June quarter 2001

The increase in gross sales of $143.1 million over the comparable period a year ago is due to higher shipments of forest products, pulp, and paper. The increase would have been far greater if not for the significant drop in selling prices experienced in both pulp and paper. The lower prices were the major reason EBITDA decreased by $20.0 million and margins by 5.6%. The decline in EBITDA would have been $31.5 million higher had it not been for the reversal of previously accrued countervailing and antidumping duties.

Quarterly depreciation and amortization expense increased by $5.3 million when compared to the prior year. The acquisition of the St. Francisville paper mill generated the higher expense.

Interest, foreign exchange and financing expense decreased by $7.8 million in total. Interest on long term debt increased from $33.4 million to $40.6 million. The Company issued US$500 million of senior notes during 2001 to finance two major acquisitions. Foreign exchange contract losses decreased by $6.6 million. In the June 2001 quarter, the Company had incurred $18.3 million of losses on its Canadian $/US$ program offset by $0.9 million in gains on its EURO/US$ program. In the June 2002 quarter both the Canadian dollar and the EURO were stronger in terms of the US dollar. As a result, contract losses on the Canadian $/US$ program decreased to $14.3 million, and we recorded a gain of $3.5 million on the EURO/US$ program. The strong surge in the value of the EURO towards the end of the quarter was the main reason the Company generated a gain of $7.4 million on consolidation of foreign integrated subsidiaries. This is the opposite of what occurred last year when the EURO weakened significantly and the Company recorded a loss of $7.7 million on consolidation of foreign integrated subsidiaries.

The Company generated a net loss before unusual items of $4.8 million compared to net income of $1.1 million in the corresponding quarter of the prior year. The decline in pulp and paper EBITDA was only partially offset by improved results in forest products.

Nine months ended June 29, 2002 vs nine months ended June 30, 2001

The increase in gross sales of $379.2 million over the comparable period a year ago is due to higher prices for forest products and higher shipments of pulp and paper products. The increase would have been far greater if not for lower prices in the areas of pulp and paper. The lower prices are responsible for the $192.6 million decline in consolidated EBITDA. The average EBITDA margin in the first nine months of fiscal 2002 was 9.1%, down from 20.6% a year ago.

Depreciation and amortization expense increased by $25.2 million when compared to the first nine months of the prior year. The acquisition of the St. Francisville paper mill accounted for $21.0 million of the increase. The balance is due to new fixed assets put in service.

Interest, foreign exchange and financing expense increased by $49.3 million. Interest on long term debt increased from $90.4 million to $124.8 million. As noted previously, the Company issued US$500 million of senior notes in 2001 to finance two major acquisitions. A weaker Canadian dollar and EURO vis-à-vis the US dollar increased foreign exchange contract losses by $6.1 million.

In March 2002, the Company issued US$350.0 million of 7.75% Senior Notes due 2012. The Company used approximately US$271.1 million of the net proceeds to call US$250.0 million 9.875% Senior Notes due 2005 including a call premium of 3.292% and accrued interest from the last interest payment date. The early redemption of the 9.875% Notes generated a non-cash charge of $38.5 million relating to the write-off of deferred foreign exchange losses and financing costs as well as a further charge of $13.1 million pertaining to the payment of the 3.292% call premium, for a total of $51.6 million. The net after-tax impact of these charges was $40.0 million.

For the nine month period ended June 29, 2002, the Company generated a net loss before unusual item of $99.3 million compared to net income of $70.7 million in the corresponding period in fiscal 2001. Reduced earnings in the pulp and paper segments accounted for the decline in overall profitability. Including the aforementioned unusual item, the total year to date net loss was $139.3 million.

FOREST PRODUCTS

Quarterly Results

	Fiscal 2001				Fiscal 2002			
	Dec 00	Mar 01	Jun 01	Sept 01	Dec 01	Mar 02	**Jun 02**	Sept 02
Financial								
Gross Sales ($ millions)	165.9	172.3	220.4	236.7	212.0	243.6	**269.3**	-
Net Sales ($ millions)	144.9	147.3	193.1	199.5	174.0	203.2	**260.8**	-
EBITDA ($ millions)	1.8	(6.1)	28.4	22.1	(0.6)	18.3	**49.8**	-
EBITDA Margin	1.2%	(4.1)%	14.7%	11.1%	(0.4)%	9.0%	**19.1%**	-
Shipments								
SPF Lumber (mmfbm)	299.6	306.4	321.7	305.6	281.9	305.8	**330.7**	-
OSB (mmsf – 1/16")	388.1	389.1	388.6	398.2	386.5	386.2	**405.1**	-
Reference Prices								
KD Std & Better Delivered G.L. (US$ per mfbm)	298	287	385	382	319	357	**360**	-
KS Stud Delivered G.L. (US$ per mfbm)	271	288	410	374	295	360	**366**	-
Western SPF KD Std & Better (US$ per mfbm)	200	194	299	287	221	263	**263**	-
OSB – North Central (US$ per msf – 1/16" basis)	22	19	27	25	20	23	**23**	-

June quarter 2002 vs June quarter 2001

The Forest Products Group generated EBITDA of $49.8 million on sales of $269.3 million. This compares to EBITDA of $28.4 million on sales of $220.4 million in the comparable quarter of the prior year. The average selling price of SPF lumber increased by $20 per mfbm from the year ago quarter. During the quarter the Group recorded a positive adjustment of $31.5 million relating to the reversal of accrued countervailing and antidumping duties on lumber shipped to the U.S. during the prior three quarters. This was partially offset by duty charges of $9.7 million relating to shipments between May 22 and June 29, 2002. There were no duties applicable in the June 2001 quarter.

Nine months ended June 29, 2002 vs nine months ended June 30, 2001

For the first nine months of the fiscal year, the Forest Products Group generated EBITDA of $67.5 million on sales of $724.9 million. This compares to EBITDA of $24.1 million on sales of $558.6 million in the prior year. The average selling price of SPF lumber was $60 per mfbm higher than the comparable period in the prior year. On a year to date basis, countervailing and antidumping duties have had very little impact. In 2002, the Company reversed $10.8 million of duties accrued in the fourth quarter of the prior year, offset by duty charges of $9.7 million relating to shipments between May 22 and June 29, 2002. There were no duties accrued in the corresponding period of fiscal 2001. Additional details regarding countervailing and antidumping duties are outlined in the notes to the consolidated interim financial statements.

PULP

Quarterly Results

	Fiscal 2001				Fiscal 2002			
	Dec 00	Mar 01	Jun 01	Sept 01	Dec 01	Mar 02	**Jun 02**	Sept 02
Financial								
Gross Sales ($ millions)	291.9	348.7	285.1	277.2	280.5	314.9	**307.7**	-
Net Sales ($ millions)	268.4	317.2	255.1	243.7	247.0	278.0	**275.0**	-
EBITDA ($ millions)	107.0	76.4	23.5	2.9	18.6	14.3	**18.0**	-
EBITDA Margin	39.9%	24.1%	9.2%	1.2%	7.5%	5.1%	**6.5%**	-
Shipments								
Paper Pulp (000's tonnes)	225.1	306.7	310.9	323.6	326.2	389.3	**373.0**	-
Specialty Pulp (000's tonnes)	68.9	88.5	87.1	90.6	88.0	88.8	**84.3**	-
Internal (000's tonnes)	25.9	25.0	22.4	24.8	28.1	26.0	**27.6**	-
	319.9	420.2	420.4	439.0	442.3	504.1	**484.9**	-
Reference Prices NBSK – Delivered US (US$ per tonne)	710	665	560	477	485	470	**480**	-

June quarter 2002 vs June quarter 2001

The Pulp Group generated EBITDA of $18.0 million on sales of $307.7 million for the quarter ended June 29, 2002, down from EBITDA of $23.5 million on sales of $285.1 million in the June 2001 quarter. The average selling price of pulp expressed in Canadian dollars was $51 per tonne lower than in the comparable quarter last year. The lower revenues were partially offset by lower cash costs as the Company experienced higher operating rates with total downtime in the June 2002 quarter being only 20,100 tonnes, all of it maintenance related. In the comparable quarter of 2001, total downtime was 62,600 tonnes, including 13,200 tonnes of market related downtime. The Company's total consolidated inventories declined to 119,200 tonnes, significantly lower than the 195,200 tonnes in inventory at the end of the comparable quarter a year ago.

Nine months ended June 29, 2002 vs nine months ended June 30, 2001

The Pulp Group generated EBITDA of $50.9 million on sales of $903.1 million for the first nine months of the fiscal year, a significant reduction from $206.9 million on sales of $925.7 million in the comparable period of the prior year. The average selling price of pulp expressed in Canadian dollars was $182 per tonne lower than in the prior year. The lower prices were partially offset by lower cash costs as operating rates improved. During the first nine months of the prior year, the pulp operations had taken 126,600 tonnes of downtime, including 62,600 tonnes that were market related. So far this fiscal year, market downtime and total downtime have been 4,100 tonnes and 53,000 tonnes respectively.

PAPER

Quarterly Results

	Fiscal 2001				Fiscal 2002			
	Dec 00	Mar 01	Jun 01	Sept 01	Dec 01	Mar 02	**Jun 02**	Sept 02
Financial								
Gross Sales ($ millions)	141.4	148.5	147.2	264.4	228.0	209.3	**216.8**	-
Net Sales ($ millions)	129.6	135.9	134.9	238.2	203.1	186.6	**191.4**	-
EBITDA ($ millions)	46.5	50.2	55.2	46.6	34.6	5.8	**17.2**	-
EBITDA Margin	35.9%	36.9%	40.9%	19.6%	17.0%	3.1%	**9.0%**	-
Shipments								
Newsprint and UCGW (000's tonnes)	142.4	149.3	151.7	143.9	143.1	147.5	**155.9**	-
Coated Papers (000's tonnes)	10.4	9.8	7.5	81.0	66.9	59.5	**68.6**	-
Specialty (000's tonnes)	-	-	-	25.6	24.4	25.0	**24.2**	-
	152.8	159.1	159.2	250.5	234.4	232.0	**248.7**	-
Reference Prices								
Newsprint – 48.8 gram East Coast (US$ per tonne)	605	612	613	570	507	460	**440**	-
Coated #5 – 40 lb (US$ per short ton)	878	862	825	780	745	705	**675**	-

June quarter 2002 vs June quarter 2001

The Paper Group generated EBITDA of $17.2 million on sales of $216.8 million. This compares to EBITDA of $55.2 million on sales of $147.2 million in the same quarter a year ago. The significant increase in sales and shipments is due to the acquisition of the St. Francisville, Louisiana paper mill in June 2001. The mill shipped 86,800 tonnes during the quarter. The Paper Group's earnings were also negatively impacted by significantly weaker newsprint and UCGW prices, down $230 per tonne from the year ago quarter.

Nine months ended June 29, 2002 vs nine months ended June 30, 2001

The Paper Group generated EBITDA of $57.6 million on sales of $654.1 million compared to $151.9 million on sales of $437.1 million. The increase in sales and shipments is due to the acquisition of the St. Francisville paper mill in June 2001. The mill shipped 248,100 tonnes during the first nine months of fiscal 2002. The group's earnings declined significantly, primarily due to a $185 per tonne decline in the average selling price of newsprint and UCGW grades.

FINANCIAL POSITION

Cash flow from operating activities before working capital changes for the first nine months of fiscal 2002 declined to $17.8 million, down from $240.5 million in the comparable period of the prior year. The reduced cash flow corresponds to the decline in EBITDA. For the nine-month period ended June 29, 2002, non-cash working capital items generated $12.0 million, a significant improvement over the prior year when $143.9 million was consumed by the same items. The Company has been able to maintain lower pulp inventory levels in 2002. After allowing for net fixed asset additions of $61.0 million during the last nine months, "free cash flow" was negative $43.2 million versus a positive amount of $65.6 million in the same period a year ago. The Company defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions".

In response to the decline in profitability the Company has curtailed capital expenditures to minimum levels. For the first nine months of fiscal 2002, net fixed additions totalled $61.0 million, a $113.9 million decline from the comparable period a year ago. The amount spent is equal to 37% of fixed asset depreciation. The current reduced level of capital spending is being assisted by the lack of expenditures relating to large capital projects. In the prior year period, the Company had spent $107.6 million on three major projects: the modernization of the Specialty Cellulose pulp mill in Temiscaming, Quebec, the construction of a wood waste fired cogeneration unit at the NBSK pulp mill in Skookumchuck, BC and the construction of a thermomechanical pulp (TMP) line at the Pine Falls, Manitoba newsprint operation.

In early March 2002, the Company issued US$350 million of 7.75% Senior Notes due 2012. The majority of the proceeds were to call the US$250 million 9.875% Senior Notes due 2005, including the call premium of 3.292% and accrued interest payable. During the quarter ended March 30, 2002, the early redemption of the 9.875% Senior Notes generated an unusual pre-tax charge of $51.6 million. The remaining proceeds were to be used to redeem the C$115 million 8.30% Senior Notes due in January 2003, either at maturity or by making purchases in the market. To the end of June 2002, the Company had repurchased $84.2 million of Senior Notes at an average price of 1.0289.

In summary, the current interim financial results reflect the relatively poor pricing being experienced by the Company in its three core business segments. Although we expect to see some recovery in pricing and margins in pulp and newsprint, lumber export duties will continue to negatively impact our forest products segment. We anticipate that the remainder of 2002 will be difficult. The Company has adopted several defensive measures, including the restriction of capital expenditures to minimum levels and the freeze of management salaries at 2001 levels. The Company is maintaining a high degree of liquidity and is well positioned to generate significant earnings when commodity prices recover.

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)

	June 29, 2002 unaudited	Sept. 29, 2001 audited	June 30, 2001 unaudited
Assets			
Current Assets:			
Cash and short-term investments	$ 200.2	$ 258.4	$ 252.3
Accounts receivable	487.2	470.6	437.2
Due from parent company Tembec Inc.	53.4	57.4	53.9
Inventories	514.8	525.2	545.8
Prepaid expenses	14.1	19.3	24.5
	1,269.7	1,330.9	1,313.7
Investments	12.4	9.7	9.8
Fixed assets	2,505.7	2,586.4	2,555.8
Other assets	240.7	250.9	209.5
	$ 4,028.5	$ 4,177.9	$ 4,088.8
Liabilities and Shareholders' Equity			
Current Liabilities:			
Short-term bank loans	$ 28.7	$ -	$ -
Accounts payable and accrued charges	484.1	469.4	431.5
Current portion of long-term debt	56.2	34.7	29.0
	569.0	504.1	460.5
Long-term debt	1,953.2	1,984.4	1,921.2
Other long-term liabilities and credits	146.2	143.0	114.8
Future income taxes	204.9	251.9	302.1
Minority interest	8.7	8.5	8.9
Redeemable preferred shares	16.6	16.6	16.6
Shareholders' equity:			
Share capital	761.4	761.4	761.4
Contributed surplus	2.9	2.9	2.9
Cumulative exchange translation of foreign subsidiaries	(3.3)	(3.0)	(3.0)
Retained earnings	368.9	508.1	503.4
	1,129.9	1,269.4	1,264.7
	$ 4,028.5	$ 4,177.9	$ 4,088.8

CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and nine months ended June 29, 2002 and June 30, 2001
(unaudited) (in millions of dollars except for number of shares and per share amounts)

	Quarters		Nine months	
	2002	2001	2002	2001
Gross sales	$ 872.6	$ 729.5	$ 2,513.9	$ 2,134.7
Freight and commissions	78.7	80.1	296.3	224.3
Net sales	793.9	694.4	2,217.6	1,910.4
Cost of sales	658.5	505.3	1,890.2	1,412.8
Selling, general and administrative	43.6	32.3	125.5	103.1
Earnings before interest, income taxes and depreciation and amortization (EBITDA)	91.8	118.8	201.9	394.5
Depreciation and amortization	55.6	50.3	168.0	142.8
Operating earnings	36.2	61.5	33.9	251.7
Interest, foreign exchange and other	50.3	58.1	185.9	136.6
Unusual items	-	-	51.6	-
Income taxes (recovery)	(9.9)	2.5	(64.6)	44.6
Minority interests	0.6	(0.2)	0.3	(0.2)
Net earnings (loss)	$ (4.8)	$ 1.1	$ (139.3)	$ 70.7

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Quarters and nine months ended June 29, 2002 and June 30, 2001
(unaudited) (in millions of dollars)

	Quarters		Nine months	
	2002	2001	2002	2001
Retained earnings, beginning of period	$ 373.7	$ 502.3	$ 508.2	$ 477.1
Net earnings (loss)	(4.8)	1.1	(139.3)	70.7
Adjustment resulting from changes in accounting policies	-	-	-	(44.4)
Retained earnings, end of period	$ 368.9	$ 503.4	$ 368.9	$ 503.4

CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and nine months ended June 29, 2002 and June 30, 2001
(unaudited) (in millions of dollars)

	Quarters		Nine months	
	2002	2001	2002	2001
Cash flows from operating activities:				
Net earnings (loss)	$ (4.8)	$ 1.1	$ (139.3)	$ 70.7
Adjustments for:				
Depreciation and amortization	55.6	50.3	168.0	142.8
Amortization of deferred foreign exchange and financing costs	1.4	3.7	15.0	12.1
Loss (gain) on consolidation of foreign integrated subsidiaries	(7.4)	7.6	(3.6)	9.4
Future income taxes	(15.2)	(0.2)	(71.4)	11.0
Unusual items	-	-	51.6	-
Other	(1.0)	(2.2)	(2.5)	(5.5)
	28.6	60.3	17.8	240.5
Changes in non-cash working capital:				
Accounts receivable	27.3	89.5	5.2	61.1
Inventories	66.5	69.9	14.8	(88.5)
Prepaid expenses	0.1	(5.5)	6.6	(2.2)
Accounts payable and accrued charges	(52.7)	(61.6)	(14.6)	(114.3)
	41.2	92.3	12.0	(143.9)
Cash flows from investing activities:				
Acquisition of businesses	9.0	(221.0)	(0.1)	(401.8)
Additions to fixed assets, net of disposals	(20.8)	(41.2)	(61.0)	(174.9)
Acquisition of investments	(2.3)	(1.6)	(7.8)	(2.3)
Other	(1.6)	(12.3)	(49.0)	(27.7)
	(15.7)	(276.1)	(117.9)	(606.7)
Cash flows from financing activities:				
Increase in long-term debt	(0.4)	380.7	558.7	857.3
Repayments of long-term debt	(85.9)	(5.9)	(514.5)	(170.3)
Increase (decrease) in other long-term liabilities	(0.9)	(0.1)	(29.2)	(0.2)
Repurchase of preferred shares of a subsidiary	-	(0.2)	-	(26.6)
Other	(3.4)	1.8	(11.2)	(9.3)
	(90.6)	376.3	3.8	650.9
Foreign exchange gain (loss) on cash and short-term investments held in foreign currencies	(1.1)	(3.0)	(2.6)	(1.6)
Net increase (decrease) in cash	(37.6)	249.8	(86.9)	139.2
Cash and short-term investments (bank indebtedness), beginning of period	209.1	2.5	258.4	113.1
Cash and short-term investments, end of period	$ 171.5	$ 252.3	$ 171.5	$ 252.3
Supplemental information				
Interest paid	$ 40.4	$ 26.4	$ 103.5	$ 78.7
Income taxes paid (recovery)	$ (4.4)	$ (4.9)	$ 3.2	$ 15.3

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended June 29, 2002 and June 30, 2001
(unaudited) (in millions of dollars)

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	June 29, 2002 Consolidated
Gross sales :						
External	$ 269.3	$ 307.7	$ 216.8	$ 49.5	$ 29.3	$ 872.6
Internal	41.8	19.2	-	-	3.0	64.0
	311.1	326.9	216.8	49.5	32.3	936.6
Net sales	260.8	275.0	191.4	41.4	25.3	793.9
EBITDA	49.8	18.0	17.2	4.2	2.6	91.8
Depreciation and amortization	11.3	25.8	15.0	2.4	1.1	55.6
Operating earnings (loss)	38.5	(7.8)	2.2	1.8	1.5	36.2
Net fixed asset additions	5.8	12.1	2.4	0.4	0.1	20.8

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	June 30, 2001 Consolidated
Gross sales :						
External	$ 220.4	$ 285.1	$ 147.2	$ 49.2	$ 27.6	$ 729.5
Internal	43.2	15.8	-	-	3.8	62.8
	263.6	300.9	147.2	49.2	31.4	792.3
Net sales	193.1	255.1	134.9	42.0	24.3	649.4
EBITDA	28.4	23.5	55.2	1.0	3.7	111.8
Depreciation and amortization	10.5	27.0	9.1	2.7	1.0	50.3
Operating earnings (loss)	17.9	(3.5)	46.1	(1.7)	2.7	61.5
Net fixed asset additions	2.6	21.5	9.3	7.4	0.4	41.2

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Nine months ended June 29, 2002 and June 30, 2002
(unaudited) (in millions of dollars)

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	June 29, 2002 Consolidated
Gross sales :						
External	$ 724.9	$ 903.1	$ 654.1	$ 146.5	$ 85.3	$ 2,513.9
Internal	132.1	52.4	-	-	7.1	191.6
	857.0	955.5	654.1	146.5	92.4	2,705.5
Net sales	638.0	800.0	581.1	124.3	74.2	2,217.6
EBITDA	67.5	50.9	57.6	15.3	10.6	201.9
Depreciation and amortization	33.6	77.6	46.1	7.3	3.4	168.0
Operating earnings (loss)	33.9	(26.7)	11.5	8.0	7.2	33.9
Net fixed asset additions	25.1	29.2	4.3	1.9	0.5	61.0

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	June 30, 2001 Consolidated
Gross sales :						
External	$ 558.6	$ 925.7	$ 437.1	$ 144.2	$ 69.1	$ 2,134.7
Internal	116.9	54.6	-	-	11.8	183.3
	675.5	980.3	437.1	144.2	80.9	2,318.0
Net sales	485.3	840.7	400.4	122.9	61.1	1,910.4
EBITDA	24.1	206.9	151.9	3.6	8.0	394.5
Depreciation and amortization	31.5	75.4	25.4	7.7	2.8	142.8
Operating earnings (loss)	(7.4)	131.5	126.5	(4.1)	5.2	251.7
Net fixed asset additions	18.9	71.5	66.5	16.7	1.3	174.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 29, 2001.

Acquisitions

2002

On November 5, 2001, the Company acquired all of the shares of Davidson Industries Inc. which includes three sawmills in Quebec and New Hampshire.

On November 26, 2001, the asset valuation with respect to the June 19, 2001, St. Francisville acquisition was finalized which caused an adjustment of $1.2 million to the original recorded purchase price.

On April 5, 2002, the Company disposed of its Nouvelle sawmill to a newly formed 50/50 joint venture Temrex Forest Products Limited Partnership. The 50% owned partnership then acquired the St-Alphonse sawmill also located in the Gaspé region of Quebec. Net proceeds paid to the Company amounted to $9.0 million.

2001

On October 31, 2000, the Company acquired all of the shares of two subsidiaries of the LaRochette Group ("LaRochette"): Cellurhône S.A. and Pyrénécell S.A. in France. The pulp mills were subsequently renamed Tembec Tarascon S.A. and Tembec Saint-Gaudens S.A. respectively. Depending on the future selling price of market pulp, the seller may be entitled to receive a maximum of Euro 61 million of contingent value right ("CVR") payments for 12 quarters, after the acquisition date. During the quarter, no payment was made to the sellers. For the first five quarters, Euro 2.4 million has been paid to the sellers.

On December 28, 2000, the Company acquired all of the shares of A.R.C. Resins International Corporation ("ARC Resins"), a formaldehyde and adhesives producer for the forest industry, located in Longueuil, Quebec.

On March 19, 2001, the Company acquired a 50% interest in Excel Forest Products, a sawmill located in Opasatika, Ontario. The financial results are fully consolidated in these financial statements.

On June 13, 2001, the Company acquired all of the assets of Duratex Hardwood Flooring Inc. located in Toronto, Ontario.

On June 19, 2001, the Company acquired all of the assets of the St. Francisville, Louisiana paper mill ("Tembec USA LLC") from Crown Paper Co.

The accounts and results of operations have been included in these financial statements from their respective acquisition dates to June 29, 2002 or June 30, 2001 as the case may be.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Acquisitions (continued)

Details of the acquisitions and the Nouvelle sawmill disposal are as follows:

	Davidson Industries Inc.	Tembec USA LLC	Nouvelle	Temrex	2002 Total
Net assets acquired:					
Working capital:					
Cash (bank indebtedness)	$ (7.9)	$ -	$ -	$ -	$ (7.9)
Non-cash working capital	10.5	-	(7.8)	5.8	8.5
	2.6	-	(7.8)	5.8	0.6
Non-working capital:					
Investments	0.3	-	-	-	0.3
Fixed assets	17.5	1.2	(11.7)	14.8	21.8
Other assets	0.2	-	(0.4)	1.2	1.0
Long-term debt and other liabilities	(18.0)	-	-	-	(18.0)
Future income taxes	(0.4)	-	(1.0)	-	(1.4)
Non-recognized gain on sale	-	-	(11.0)	11.0	-
Deferred gain on sale of assets	-	-	(6.7)	-	(6.7)
Gain on sale of assets	-	-	(3.2)	-	(3.2)
Minority interests	-	-	-	-	-
	(0.4)	1.2	(34.0)	27.0	(6.2)
	$ 2.2	$ 1.2	$ (41.8)	$ 32.8	$ (5.6)
Consideration paid (received) in:					
Cash	$ -	$ -	$ (41.8)	$ 32.8	$ (7.8)
Other short-term liabilities	2.2	-	-	-	2.2
	$ 2.2	$ 1.2	$ (41.8)	$ 32.8	$ (5.6)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Acquisitions (continued)

	LaRochette	ARC Resins	Excel Forest Products	Duratex Hardwood Flooring	Tembec USA LLC	2001 Total
Net assets acquired:						
Working capital:						
Cash (bank indebtedness)	$ 3.9	$ 3.7	$ (4.5)	$ -	$ 1.0	$ 4.1
Non-cash working capital	36.6	(1.2)	4.1	2.7	26.6	68.8
	40.5	2.5	(0.4)	2.7	27.6	72.9
Non-working capital:						
Investments	0.1	-	0.2	-	-	0.3
Fixed assets	160.8	14.7	12.0	6.7	282.9	477.1
Other assets	2.8	2.3	1.0	1.9	1.1	9.1
Long-term debt and other liabilities	(5.2)	(5.9)	(4.0)	-	(28.6)	(43.7)
Future income taxes	(29.6)	(1.1)	(0.8)	-	-	(31.5)
Minority interests	-	-	(4.0)	-	-	(4.0)
	128.9	10.0	4.4	8.6	255.4	407.3
	$ 169.4	$ 12.5	$ 4.0	$ 11.3	$ 283.0	$ 480.2
Consideration paid in:						
Cash	$ 169.4	$ 12.5	$ 2.0	$ 7.4	$ 214.6	$ 405.9
Other short-term liabilities	-	-	-	3.9	-	3.9
Class 'A' shares issues	-	-	2.0	-	68.4	70.4
	$ 169.4	$ 12.5	$ 4.0	$ 11.3	$ 283.0	$ 480.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Countervailing and antidumping duties

In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

On August 9, 2001, the USDOC imposed a preliminary countervailing duty of 19.31 % on Canadian softwood lumber shipped to the U.S. The Company subsequently accrued $21.8 million of countervailing duty covering shipments of lumber to the U.S. between August 17, 2001 and December 15, 2001. On March 22, 2002, the USDOC issued its final determination in the countervailing duty investigations, adjusting the rate from 19.31% to 19.34% and subsequently corrected for ministerial errors to 18.79%. The USDOC also determined that no critical circumstances existed and accordingly the duty would not apply retroactively to May 19, 2001. On May 16, 2002, the USITC announced it had found no current injury but a threat of injury to the U.S. lumber industry, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to December 15, 2001. The finding of threat of injury resulted in the USDOC issuing an order to collect countervailing duties on a going forward basis. During the June 2002 quarter, the Company reversed the $21.8 million it had accrued from August 2001 to December 2001. The bonds posted to cover the liability were also cancelled.

Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $6.4 million was incurred during the June 2002 quarter relating to lumber shipments to the U.S. between May 22 and June 29, 2002. The Company is currently remitting cash payments to cover the applicable duty.

On October 31, 2001, the USDOC imposed a preliminary antidumping duty averaging 10.76 % on all of the Company's softwood lumber shipments to the U.S. beginning on November 6, 2001. The aforementioned average rate was assigned specifically to the Company based on the USDOC's review of our actual historical shipments to the U.S. On March 22, 2002, the USDOC issued its final determination in the antidumping investigation, increasing the Company's average rate from 10.76% to 12.04% and subsequently corrected to 10.21% for ministerial errors. As at March 30, 2002, the Company had accrued $9.7 million of antidumping duty covering shipments of lumber to the U.S. between November 6, 2001 and March 30, 2002. On May 16, 2002 the USITC announced it had found no current injury to the U.S. lumber industry, but a threat of injury, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to May 5, 2002. The USITC finding of threat of injury allowed the USDOC to place an antidumping order on softwood lumber. During the June quarter, the Company reversed the $9.7 million it had accrued from November 2001 to March 2002. The bonds posted to cover the liability were also cancelled.

Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $3.3 million was incurred during the June 2002 quarter relating to lumber shipments to the U.S. between May 23 and June 29, 2002. The Company is currently remitting cash payments to cover the applicable duty.

The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by any reviewing courts, the North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels to which those determinations are being appealed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Long term debt

	June 29, 2002 unaudited		Sept. 29, 2001 audited		June 30, 2001 unaudited
Tembec Industries – advances from parent company, Tembec Inc.	$	161.2	$ 161.2	$	161.2
Tembec Industries – US$500 million 8.5% senior notes		758.1	789.2		757.0
Tembec Industries – US$250 million 9.875% senior notes		-	394.6		378.5
Tembec Industries – US$250 million 8.625% senior notes		379.1	394.6		378.5
Tembec Industries – US$350 million 7.75% senior notes		530.7	-		-
Tembec Industries – 8.30% unsecured debentures		30.8	115.0		115.0
Tembec Industries – 7% unsecured subordinated debentures		20.0	25.0		25.0
Spruce Falls – US$17.1 million 8.39% senior notes (US$25.7 million in 2001)		26.0	40.6		38.9
Spruce Falls – non-interest bearing Ontario Hydro loan		34.0	34.0		34.0
Pine Falls – Bank term credit		-	-		7.2
Tartas S.A. debt		11.6	13.3		13.3
Davidson		16.9	-		-
Proportionate share of Marathon debt (50%)		19.0	19.8		19.0
Proportionate share of Temlam debt (50%)		9.0	9.3		-
Other debt		13.0	22.5		22.6
	$	2,009.4	$ 2,019.1	$	1,950.2
Current portion included in above	$	56.2	$ 34.7	$	29.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Interest, foreign exchange and other

	Quarters		Nine months	
	2002	2001	**2002**	2001
Interest on long-term debt	$ **40.6**	$ 33.4	$ **124.8**	$ 90.4
Interest on short-term debt	**0.8**	0.5	**1.6**	2.8
Interest income	**(1.9)**	(1.0)	**(5.5)**	(4.0)
Premium on early debt redemption	**2.4**	-	**2.4**	-
Income on short-term investments	-	(9.7)	-	(9.7)
Interest capitalized on construction projects	**(0.1)**	(0.3)	**(0.2)**	(5.2)
	41.8	22.9	**123.1**	74.3
Amortization of deferred exchange losses	-	2.1	**9.8**	7.1
Amortization of deferred financing costs	**1.4**	1.6	**5.2**	4.9
	1.4	3.7	**15.0**	12.0
Foreign exchange contract losses	**10.8**	17.4	**48.4**	42.3
Other foreign exchange items	**2.8**	5.0	**4.3**	(4.8)
(Gain) loss on consolidation of foreign integrated subsidiaries	**(7.4)**	7.7	**(3.6)**	9.5
Newsprint pricing swaps and lumber futures	**(0.6)**	0.1	**(4.5)**	(0.4)
Bank charges and other financing expenses	**1.5**	1.3	**3.2**	3.7
	$ **7.1**	$ 31.5	$ **47.8**	$ 50.3
	$ **50.3**	$ 58.1	$ **185.9**	$ 136.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Income taxes

	Quarters		Nine months	
	2002	2001	2002	2001
Income before income taxes and minority interest	$ (14.1)	$ 3.4	$ (203.6)	$ 115.1
Income taxes based on combined federal and provincial income tax rates of 36.8% (2001 – 38.5%)	(5.0)	1.3	(74.9)	44.3
Increase (decrease) resulting from:				
Manufacturing and processing deduction	1.4	(0.4)	9.1	(2.8)
Net losses (recognized) non-recognized	1.2	-	3.6	(2.3)
Rate differential between jurisdiction	(5.9)	1.2	(13.0)	(2.1)
Permanent differences	(3.1)	(1.7)	6.1	2.3
Large corporations tax	1.5	2.1	4.5	5.2
	(4.9)	1.2	10.3	0.3
Income taxes	(9.9)	2.5	(64.6)	44.6
Income taxes:				
Current	$ 5.3	$ 2.7	$ 6.8	$ 33.6
Future	$ (15.2)	$ (0.2)	$ (71.4)	$ 11.0
Income taxes	$ (9.9)	$ 2.5	$ (64.6)	$ 44.6

Unusual items

In March 2002, the Company issued US $350.0 million of 7.75% Senior Notes due 2012. A portion of the proceeds was irrevocably deposited with a trustee to call US $250.0 million 9.875% Senior Notes due 2005, including the call premium of 3.292% and accrued interest payable. The notes were called on April 9, 2002. The early redemption of these Notes generated a non-cash charge of $38.5 million relating to the write-off of deferred foreign exchange losses and financing costs as well as a further charge of $13.1 million pertaining to the payment of the 3.292% call premium, for a total of $51.6 million. The net after-tax impact of these charges was $40.0 million.

Subsequent events

During the quarter ended December 29, 2001, the Company deposited $5.0 million out of a total potential commitment of $35.0 million to acquire a 25% interest in a project to modernize the Gaspésia paper mill in Chandler, Quebec. On July 15, 2002, the Company invested the remaining $30 million into the partnership.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.

SIGNATURES

Pursuant to the requirements of the <u>Securities Exchange Act of 1934</u>, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

by:

Date: August 8, 2002

Claude Imbeau,
Vice-President, General Counsel and
Secretary